Exhibit 21.1

SUBSIDIARIES OF WHITEHORSE FINANCE, INC.

Name	Jurisdiction
WhiteHorse Finance Credit I, LLC	Delaware
WhiteHorse Finance (CA), LLC	Delaware
WHF PMA Holdco Blocker, LLC	Delaware
WhiteHorse RCKC Holdings, LLC	Delaware
WhiteHorse Finance Holdings, LLC	Delaware